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                                                            Exhibit 99(a)(xiv)


[E-mail notification to Openwave Systems Inc. employees sent to employees on September 11, 2001.].

Due to the traumatic events of today, and the challenges some employees have had accessing email and the tool, we have decided to extend the deadline for the exchange program to Monday, September 17, 2001 at 5:00 pm PT. Due to this extension, the option cancellation date is now September 17, 2001.

The replacement stock options will be granted with an exercise price equal to the fair market value of Openwave stock on the date of grant, which will be between six months plus one day and seven months after the option cancellation date.

Please refer to the following web site for information about the exchange program, including the official Offer to Exchange Documents.
http://inside.openwave.com/human_resources/comp_stockexchange.html

You can log on to the Exchange Election Tool at http://inside.openwave.com/exchange/index.cfm